UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of, October 2015

Commission File Number: 001-14534

Precision Drilling Corporation
(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                     Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 22, 2015	PRECISION DRILLING CORPORATION

By:	/s/Robert J McNally
Name:	Robert J McNally
Title:	Executive Vice President & Chief Financial Officer

Exhibit                                DESCRIPTION

99.1	PRECISION DRILLING CORPORATION ANNOUNCES 2015 FOURTH QUARTER DIVIDEND, 2015 THIRD QUARTER FINANCIAL RESULTS

ADDITIONAL ANNOUNCEMENTS INCLUDE ASSET WRITE DOWNS, INTERNATIONAL CONTRACT AWARD, 2016 CAPITAL EXPENDITURE PLAN, AND AMENDMENT TO REVOLVING CREDIT FACILITY